ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 1, 2021

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention:        Tracie Mariner; Brian Cascio

                        Deanna Virginio; Jeffrey Gabor

Re:	LifeStance Health Group, Inc.

Registration Statement on Form S-1

Submitted May 17, 2021

CIK No. 0001845257

Ladies and Gentlemen:

On behalf of LifeStance Health Group, Inc. (the “Company”), we hereby submit to the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (the “Amended Registration Statement”) to the above-referenced registration statement (the “Registration Statement”). The Amended Registration Statement reflects revisions to the Registration Statement made in response to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Commission dated May 27, 2021 regarding the Registration Statement, as well as certain other updated information.

In addition, we are providing the following responses to the Staff’s comments. To assist your review, we have presented the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.

Cover Page

1.

We note that you have added a page of graphics after the cover page. We note that the information in the third graphic is repeated in the Prospectus Summary and Business sections but is shown without the context of those sections. Please remove this page as its prominence is not appropriate. For guidance, refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02.

Response to Comment 1: In response to the Staff’s comment, the Company has revised the Amended Registration Statement to remove the referenced graphic.

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We Have Experienced Significant Growth, page 3

2.

We note your disclosure that your revenue is generally derived from in-network insurance coverage pursuant to which your subsidiaries or affiliated practices are reimbursed for patient services and that your payor contracts are typically structured as fee-for- service. Please revise to clarify, if true, that with respect to your affiliated practices your revenue is derived from management fees negotiated under your management services contracts.

Response to Comment 2: In response to the Staff’s comment, the Company has revised the Amended Registration Statement on pages 3 and 106 to state that, with respect to its affiliated practices, the Company’s revenue is derived from management fees negotiated under its management services contracts.

Organizational Structure, page 54

3.

We note your response to prior comment 2. Please revise your organizational chart on page 54 to also depict the Company’s structure as it relates to the Company’s wholly-owned centers and affiliated practices.

Response to Comment 3: In response to the Staff’s comment, the Company has revised its organizational chart on page 55 of the Amended Registration Statement to also depict the Company’s structure as it relates to the Company’s wholly-owned centers and affiliated practices.

Use of Proceeds, page 55

4.

We note your disclosure that you intend to use a portion of the net proceeds from the offering to repay amounts outstanding under your Existing Credit Agreement. Please specify the interest rates and maturity of the debt. Refer to Instruction 4 to Item 504 of Regulation S-K.

Response to Comment 4: In response to the Staff’s comment, the Company has revised the Amended Registration Statement on page 57 to specify the interest rates and maturity of the debt that the Company intends to repay using a portion of the net proceeds from the offering.

Our Payor Relationships, page 116

5.

We note your response to prior comment 12 and reissue in part. Please revise to identify the payors which comprised 20% and 17% of your total revenue during the three months ended March 31, 2021. In this regard, we note the identities of these key payors appear to be material to an understanding of the business taken as a whole.

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Response to Comment 5: In response to the Staff’s comment, the Company has revised the Amended Registration Statement on pages 22 and 118 to identify the payors which comprised 20% and 17% of its total revenue during the three months ended March 31, 2021.

Principal and Selling Stockholders, page 149

6.	Please revise the table on page 149 to add a column to reflect the number of securities being offered by each selling shareholder.

Response to Comment 6: In response to the Staff’s comment, the Company has revised the table under the heading “Principal and Selling Stockholders” on pages 152 and 153 of the Amended Registration Statement to add columns to reflect the number of securities being offered by each selling shareholder.

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Please do not hesitate to call me at 617-951-7063 or my colleague, Dayna Mudge, at 617-235-4137 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Thomas Fraser

Thomas Fraser

cc:	Michael K. Lester (LifeStance Health Group, Inc.)

Ryan Pardo (LifeStance Health Group, Inc.)